NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

SUPPL

May 9, 2006

06013551

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 9, 2006

Please find enclosed 3 copies of the news release listed above.

PROCESSED
MAY 23 2006
THOMSON
FINANCIAL

Yours very truly,

MANSON CREEK RESOURCES LTD.

D MacAulay
for BARBARA O'NEILL

SEC MAIL PROCESSING
RECEIVED
MAY 18 2006
WASH. D.C. 209 SECTION

dlw 5/19

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MAY 9, 2006

News Release: 06-08

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Mobilization of Field Crews

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the mobilization of field crews for the 2006 exploration season. A program of detailed mapping and sampling on the Meridian Gold – Silver project, located 45 kilometers southeast of Revelstoke, will commence on May 17. The program will finalize the drill target selection and set out drill pads for the scheduled July 2006 diamond drill program. The drill program will have a minimum of 1,500 meters drilled.

Manson Creek anticipates that the current favourable weather in the Yukon will allow for the commencement of the geophysical, magnetic, and geochemical surveys on the Cuprum Copper – Zinc – Silver project in late May.

The geophysical surveys, induced polarization (IP), planned for the CR Copper – Molybdenum project and the Palomino Copper – Gold project will begin the week of June 13, 2006. Diamond drilling will commence on the Palomino property following the completion of the IP survey.

Manson Creek is pleased to announce that it has secured drill contractors for the diamond drill programs on both the Meridian project and the Palomino project.

Manson Creek is fully funded to complete the announced 2006 exploration programs.

"Regan Chernish"

Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **MAY 9, 2006**

News Release: 06-08 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Mobilization of Field Crews

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the mobilization of field crews for the 2006 exploration season. A program of detailed mapping and sampling on the Meridian Gold – Silver project, located 45 kilometers southeast of Revelstoke, will commence on May 17. The program will finalize the drill target selection and set out drill pads for the scheduled July 2006 diamond drill program. The drill program will have a minimum of 1,500 meters drilled.

Manson Creek anticipates that the current favourable weather in the Yukon will allow for the commencement of the geophysical, magnetic, and geochemical surveys on the Cuprum Copper – Zinc – Silver project in late May.

The geophysical surveys, induced polarization (IP), planned for the CR Copper – Molybdenum project and the Palomino Copper – Gold project will begin the week of June 13, 2006. Diamond drilling will commence on the Palomino property following the completion of the IP survey.

Manson Creek is pleased to announce that it has secured drill contractors for the diamond drill programs on both the Meridian project and the Palomino project.

Manson Creek is fully funded to complete the announced 2006 exploration programs.

"Regan Chernish"

Regan Chernish
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

MAY 9, 2006

News Release: 06-08

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Mobilization of Field Crews

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the mobilization of field crews for the 2006 exploration season. A program of detailed mapping and sampling on the Meridian Gold – Silver project, located 45 kilometers southeast of Revelstoke, will commence on May 17. The program will finalize the drill target selection and set out drill pads for the scheduled July 2006 diamond drill program. The drill program will have a minimum of 1,500 meters drilled.

Manson Creek anticipates that the current favourable weather in the Yukon will allow for the commencement of the geophysical, magnetic, and geochemical surveys on the Cuprum Copper – Zinc – Silver project in late May.

The geophysical surveys, induced polarization (IP), planned for the CR Copper – Molybdenum project and the Palomino Copper – Gold project will begin the week of June 13, 2006. Diamond drilling will commence on the Palomino property following the completion of the IP survey.

Manson Creek is pleased to announce that it has secured drill contractors for the diamond drill programs on both the Meridian project and the Palomino project.

Manson Creek is fully funded to complete the announced 2006 exploration programs.

"Regan Chernish"

Regan Chernish
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.